SunVessel Corp.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
(2600)	11,942.19
Total Bank Accounts	**$11,942.19**
Other Current Assets	
Inventory Asset	3,439.42
Uncategorized Asset	0.00
Total Other Current Assets	**$3,439.42**
Total Current Assets	**$15,381.61**
TOTAL ASSETS	**$15,381.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Product Development Payable	20,000.00
Total Other Current Liabilities	**$20,000.00**
Total Current Liabilities	**$20,000.00**
Total Liabilities	**$20,000.00**
Equity	
Additional paid-in capital	48,599.50
Opening Balance Equity	1,528.66
Owner's Investment	100,090.00
Retained Earnings	-95,279.84
Net Income	-59,556.71
Total Equity	**$ -4,618.39**
TOTAL LIABILITIES AND EQUITY	**$15,381.61**

SunVessel Corp.

Profit and Loss
January - December 2020

	TOTAL
Income	
Other Income	9,880.04
Uncategorized Income	-2,530.00
Total Income	**$7,350.04**
GROSS PROFIT	**$7,350.04**
Expenses	
Advertising & Marketing	475.59
Bank Charges & Fees	135.00
Contractors	4,229.50
Legal & Professional Services	6,506.10
Meals & Entertainment	41.09
Office Supplies & Software	1,109.50
Other Business Expenses	140.81
Product Development Expense	20,000.00
Reimbursable Expenses	26.76
Rent & Lease	760.00
Research and Development	33,300.54
Taxes & Licenses	150.00
Travel	5.23
Uncategorized Expense	26.63
Total Expenses	**$66,906.75**
NET OPERATING INCOME	**$ -59,556.71**
NET INCOME	**$ -59,556.71**